SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

Pamela E. Powers Executive Vice President, Secretary and Treasurer Crest Financial Limited JP Morgan Chase Tower 600 Travis, Suite 6800 Houston, TX 77002 Tel: (713) 222 69000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Stephen M. Gill Kai Haakon E. Liekefett Vinson & Elkins LLP First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 Tel: (713) 758 2222 May 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Crest Financial Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,971,311
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,971,311
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,971,311
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.88%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Crest Investment Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,971,311
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,971,311
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,971,311
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.88%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Jamal and Rania Daniel Revocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,971,311
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,971,311
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,971,311
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.88%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Jamal Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,971,311
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,971,311
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,971,311
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.88%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Rania Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 28,971,311
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,971,311
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,971,311
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.88%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons DTN LNG, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,623,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,623,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.95%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons DTN Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,873,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,873,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,873,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.00%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Daria Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,291,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,291,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,291,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Thalia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,291,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,291,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,291,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Naia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,291,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,291,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,291,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons John M. Howland
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000
	8	Shared Voting Power 9,873,249
	9	Sole Dispositive Power 23,000
	10	Shared Dispositive Power 9,873,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,896,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.01%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

1	Names of Reporting Persons Eric E. Stoerr
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, there were 492,525,036 shares of Class A Common Stock outstanding as of April 24, 2012.

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (“Shares”), of Clearwire Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1475 120th Avenue Northeast, Bellevue, WA 98005.

Item 2.	Identity and Background.

(a) This Statement is being filed by Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, and Mr. Eric E. Stoerr. CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Daniel, Mrs. Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Nadia Daniel Trust, Mr. Howland and Mr. Stoerr are collectively referred to herein as the “Reporting Persons”. Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities and Exchange Act of 1934 or that the Reporting Persons beneficially own the securities covered by this report.

(b) The address of the principal business and the address of the principal office of each of the Reporting Persons is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002.

(c), (f) CFL is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities. The general partner of CFL is CIC, which owns a 1% interest in CFL. The sole limited partner of CFL is the Jamal and Rania Daniel Trust, which owns the remaining 99% interest in CFL.

CIC is a corporation under the laws of the State of Texas. Its principal business is investing in securities and serving as the general partner of CFL. The sole shareholder of CIC is the Jamal and Rania Daniel Revocable Trust, which owns a 100% interest in CIC.

The Jamal and Rania Daniel Trust is a revocable trust under the laws of the State of Texas. Its trustee is Mr. Daniel. Its grantors are Mr. Daniel and Mrs. Daniel, who have joint power to revoke the trust.

Mr. Jamal Daniel is a citizen of the United States of America. His principal occupation is serving as President of CFL, as the Sole Director and President of CIC and as the trustee under the Jamal and Rania Daniel Revocable Trust.

Mrs. Rania Daniel is a citizen of the United States of America. Her principal occupation is homemaker.

DTN LNG is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The sole member of DTN LNG is DTN Investments, which owns a 100% interest in DTN LNG.

DTN Investments is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The members of DTN Investments are the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust, each of which owns a 33 1/3% interest in DTN Investments.

The Daria Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Thalia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Naia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

Mr. Howland is a citizen of the United States of America. His principal occupation is serving as Executive Vice President of CIC and as the trustee under the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust.

Mr. Stoerr is a citizen of the United States of America. His principal occupation is serving as Senior Vice President of Energy of CIC.

(d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)–(f) The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 38,889,560 Shares (the “Purchased Shares”). The aggregate purchase price for the Purchased Shares collectively was approximately $58,353,803.62 (excluding brokerage commissions).

The source of funding for the purchase of 28,535,899 of the Purchased Shares by CFL was the general working capital of CFL. In addition, 435,412 of the Purchased Shares were received by CFL as consideration for certain assets sold to the Issuer pursuant to an Asset Purchase Agreement dated as of June 25, 2004 among the Issuer, Digital & Wireless Communications, LLC, Mr. Dee Osborne, Marshall Oman Exploration Inc., Mr. William R. Jenkins, and CFL (the “Asset Purchase Agreement”) (CFL had originally received 1,456,077 Shares under the Asset Purchase Agreement, but subsequently divested 1,020,665 Shares).

The source of funding for the purchase of 9,623,249 of the Purchased Shares by DTN LNG was the general working capital of DTN LNG.

The source of funding for the purchase of 250,000 of the Purchased Shares by DTN Investments was the general working capital of DTN Investments.

The source of funding for the purchase of 23,000 of the Purchased Shares by Mr. Howland were personal funds of Mr. Howland.

The source of funding for the purchase of 22,000 of the Purchased Shares by Mr. Stoerr were personal funds of Mr. Stoerr.

The other Reporting Persons did not purchase directly any of the Purchased Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Purchased Shares in the belief that the Shares were undervalued at current levels. The Reporting Persons will seek to have conversations from time to time to discuss the Issuer’s business and strategies. They will also seek to discuss the possibility of adding persons to be suggested by the Reporting Persons to the Issuer’s Board of Directors, but no agreements or understanding exist with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 38,889,560 Purchased Shares, representing approximately 7.88% of the outstanding Shares based upon the 492,525,036 Shares stated to be outstanding as of April 24, 2012 according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

CFL may be deemed to be the beneficial owner of 28,971,311 of the Purchased Shares because CFL is the direct owner of 28,971,311 of the Purchase Shares.

CIC may be deemed to be the beneficial owner of 28,971,311 of the Purchased Shares because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to be the beneficial owner of 28,971,311 of the Purchased Shares because the Jamal and Rania Daniel Trust owns a 100% interest in CIC and a 99% interest in CFL.

Mr. Daniel may be deemed to be the beneficial owner of 28,971,311 of the Purchased Shares because Mr. Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

Mrs. Daniel may be deemed to be the beneficial owner of 28,971,311 of the Purchased Shares because Mrs. Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to be the beneficial owner of 9,623,249 of the Purchased Shares because DTN LNG is the direct owner of 9,623,249 of the Purchase Shares.

DTN Investments may be deemed to be the beneficial owner of 9,873,249 of the Purchased Shares because DTN Investments is (i) the owner of a 100% interest in DTN LNG and (ii) the direct owner of 250,000 of the Purchased Shares.

The Daria Daniel Trust may be deemed to be the beneficial owner of 3,291,083 of the Purchased Shares because the Daria Daniel Trust owns a 33 1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to be the beneficial owner of 3,291,083 of the Purchased Shares because the Thalia Daniel Trust owns a 33 1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to be the beneficial owner of 3,291,083 of the Purchased Shares because the Naia Daniel Trust owns a 33 1/3% interest in DTN Investments.

Mr. Howland may be deemed to be the beneficial owner of 9,896,249 of the Purchased Shares because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iv) the direct owner of 23,000 of the Purchased Shares.

Mr. Stoerr may be deemed to be the beneficial owner of 22,000 of the Purchased Shares because Mr. Stoerr is the direct owner of 22,000 of the Purchase Shares.

To the best of the Reporting Persons’ knowledge, except for Mr. Howland and Mr. Stoerr, none of the persons named on Schedule A hereto may be deemed to be the beneficial owner of any Shares.

(b) CFL may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 28,971,311 of the Purchased Shares because CFL is the direct owner of those Purchase Shares.

CIC may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 28,971,311 of the Purchased Shares because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 28,971,311 of the Purchased Shares because the Jamal and Rania Daniel Trust owns a 100% interest in CIC and a 99% interest in CFL.

Mr. Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 28,971,311 of the Purchased Shares because Mr. Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust, with the joint power to revoke such trust.

Mrs. Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 28,971,311 of the Purchased Shares because Mrs. Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,623,249 of the Purchased Shares because DTN LNG is the direct owner of 9,623,249 of the Purchase Shares.

DTN Investments may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,873,249 of the Purchased Shares because DTN Investments is (i) the owner of a 100% interest in DTN LNG and (ii) the direct owner of 250,000 of the Purchased Shares.

The Daria Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,291,083 of the Purchased Shares because the Daria Daniel Trust owns a 33 1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,291,083 of the Purchased Shares because the Thalia Daniel Trust owns a 33 1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,291,083 of the Purchased Shares because the Naia Daniel Trust owns a 33 1/3% interest in DTN Investments.

Mr. Howland may be may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,873,249 of the Purchased Shares because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities. Mr. Howland may be may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, 23,000 of the Purchased Shares because Mr. Howland is the direct owner of 23,000 of the Purchased Shares.

Mr. Stoerr may be may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 22,000 of the Purchased Shares because Mr. Stoerr is the direct owner of 22,000 of the Purchase Shares.

(c) Except as set forth on Schedule B hereto, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has effected any transaction in any Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004) and the Joint Filing Agreement attached as Exhibit 1 hereto, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of May 29, 2012, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, and Mr. Eric E. Stoerr

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2012

CREST FINANCIAL LIMITED
by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY
by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST
by	/s/ Jamal Daniel
Name: Jamal Daniel
Title: Trustee

JAMAL DANIEL
by	/s/ Jamal Daniel
Name: Jamal Daniel

RANIA DANIEL
by	/s/ Rania Daniel
Name: Rania Daniel

DTN LNG, LLC
by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC
by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DARIA DANIEL TRUST
by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

THALIA DANIEL TRUST
by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

NAIA DANIEL TRUST
by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

JOHN M. HOWLAND
by	/s/ John M. Howland
Name: John M. Howland

ERIC E. STOERR
by	/s/ Eric E. Stoerr
Name: Eric E. Stoerr

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of May 29, 2012, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, and Mr. Eric E. Stoerr

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

The following is a list of the executive officers and directors of certain Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. All executive officers and directors listed below are citizens of the United States of America.

Crest Financial Limited

Name	Present Position
Crest Investment Company	General Partner
The Jamal and Rania Revocable Trust	Sole Limited Partner
Jamal Daniel	President
Pamela E. Powers	Executive Vice President, Secretary and Treasurer

Crest Investment Company

Name	Present Position
The Jamal and Rania Revocable Trust	Sole Shareholder
Jamal Daniel	Sole Director and President
Pamela E. Powers	Executive Vice President, CFO and Treasurer
John M. Howland	Executive Vice President
Eric E. Stoerr	Senior Vice President of Energy
Michelle Upton	Vice President
Sonny Hudson	Vice President
Marie Vajdak	Secretary

DTN LNG, LLC

Name	Present Position
DTN Investments, LLC	Sole Member
Pamela E. Powers	Manager, President, Secretary and Treasurer

DNT Investments, LLC

Name	Present Position
Daria Daniel 2003 Trust	Member
Thalia Daniel 2003 Trust	Member
Naia Daniel 2003 Trust	Member
Pamela E. Powers	Manager, President, Secretary and Treasurer

SCHEDULE B

Certain Information Required by Item 5 of Schedule 13D

(c) During the past 60 days, the Reporting Persons purchased Shares in open market transactions as indicated below. The price per Share excludes brokerage commissions.

Date of Transaction	Identity of Purchaser	Amount of Shares	Price per Share
4/5/2012	Mr. Eric Stoerr	12,000	$2.15000
4/10/2012	Mr. Eric Stoerr	1,000	$2.00950
4/17/2012	Mr. Eric Stoerr	2,000	$1.93000
4/24/2012	Mr. Eric Stoerr	2,000	$1.40990
4/30/2012	Crest Financial Limited	650,000	$1.49717
5/1/2012	Crest Financial Limited	620,000	$1.47667
5/1/2012	Crest Financial Limited	600,000	$1.48995
5/1/2012	Crest Financial Limited	277,300	$1.48999
5/1/2012	Crest Financial Limited	276,465	$1.47984
5/1/2012	Crest Financial Limited	223,535	$1.50000
5/1/2012	Crest Financial Limited	144,084	$1.45941
5/1/2012	Crest Financial Limited	135,916	$1.46932
5/1/2012	Crest Financial Limited	94,575	$1.47999
5/1/2012	Crest Financial Limited	53,505	$1.46999
5/1/2012	Crest Financial Limited	51,920	$1.46000
5/1/2012	Crest Financial Limited	22,700	$1.47000
5/2/2012	Crest Financial Limited	500,000	$1.49998
5/2/2012	Crest Financial Limited	378,839	$1.50000
5/3/2012	Crest Financial Limited	500,000	$1.50990
5/3/2012	Crest Financial Limited	358,022	$1.50978
5/3/2012	Crest Financial Limited	232,562	$1.53000
5/3/2012	Crest Financial Limited	186,621	$1.51000
5/3/2012	Crest Financial Limited	141,978	$1.50000
5/3/2012	Crest Financial Limited	122,196	$1.51994
5/3/2012	Crest Financial Limited	58,621	$1.54000
5/4/2012	Crest Financial Limited	300,000	$1.50867
5/4/2012	Crest Financial Limited	250,000	$1.52993
5/4/2012	Crest Financial Limited	167,028	$1.51987
5/4/2012	Crest Financial Limited	135,500	$1.50920
5/4/2012	Crest Financial Limited	47,472	$1.52923
5/7/2012	Crest Financial Limited	100,000	$1.33000
5/7/2012	Crest Financial Limited	50,000	$1.33000
5/7/2012	Crest Financial Limited	100,000	$1.33000

5/7/2012	Crest Financial Limited	90,000.00	$1.32000
5/7/2012	Crest Financial Limited	100,000.00	$1.32000
5/7/2012	Crest Financial Limited	120,000.00	$1.32000
5/7/2012	Crest Financial Limited	110,000.00	$1.32000
5/7/2012	Crest Financial Limited	80,000.00	$1.32000
5/7/2012	Crest Financial Limited	50,000.00	$1.32000
5/8/2012	Crest Financial Limited	110,000.00	$1.28000
5/8/2012	Crest Financial Limited	25,000.00	$1.27000
5/8/2012	Crest Financial Limited	100,000.00	$1.27000
5/8/2012	Crest Financial Limited	75,000.00	$1.27000
5/8/2012	Crest Financial Limited	50,000.00	$1.27000
5/8/2012	Crest Financial Limited	100,000.00	$1.27000
5/8/2012	Crest Financial Limited	100,000.00	$1.27000
5/8/2012	Crest Financial Limited	50,000.00	$1.27000
5/8/2012	Crest Financial Limited	120,000.00	$1.27000
5/8/2012	Crest Financial Limited	80,000.00	$1.27000
5/8/2012	Crest Financial Limited	40,000.00	$1.26000
5/9/2012	Crest Financial Limited	208,000.00	$1.32000
5/9/2012	Crest Financial Limited	250,000.00	$1.31000
5/9/2012	Crest Financial Limited	200,000.00	$1.30000
5/9/2012	DTN LNG LLC	140,000	$1.30000
5/15/2012	Crest Financial Limited	7,608,927	$1.19440
5/16/2012	Mr. Eric Stoerr	5,000	$1.18990
5/22/2012	DTN LNG LLC	4,000,000	$1.30000
5/22/2012	DTN LNG LLC	2,900,000	$1.29000
5/22/2012	DTN LNG LLC	300,000	$1.29000
5/22/2012	DTN LNG LLC	453,249	$1.25000
5/22/2012	Crest Financial Limited	7,550,109	$1.28948